UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERNATIONAL ROYALTY CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

460277

(CUSIP Number)

Chris Verbiski

Coordinates Capital Corp.

Suite 1002 TD Place

140 Water Street

St. John’s

Newfoundland and Labrador

Canada, A1C 6H6

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460277

1.	Names of Reporting Persons. Chris Verbiski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,325,349 Common Shares

	8.	Shared Voting Power 3,111,200 Common Shares

	9.	Sole Dispositive Power 8,325,349 Common Shares

	10.	Shared Dispositive Power 3,111,200 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,436,549 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.08%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) The calculation of this percentage is based on 94,695,356 common shares of International Royalty Corporation (the “Issuer”) outstanding, as reported in the Issuer’s unaudited consolidated financial statements as of and for the nine months ending September 30, 2009.

CUSIP No. 460277

1.	Names of Reporting Persons. Coordinates Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Newfoundland and Labrador, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares

	8.	Shared Voting Power 3,111,200 Common Shares

	9.	Sole Dispositive Power 0 Common Shares

	10.	Shared Dispositive Power 3,111,200 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,111,200 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.29%(2)

14.	Type of Reporting Person (See Instructions) CO

(2) The calculation of this percentage is based on 94,695,356 common shares of the Issuer outstanding, as reported in the Issuer’s unaudited consolidated financial statements as of and for the nine months ending September 30, 2009.

This Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D is being filed on behalf of the undersigned to amend and update the Reporting Persons’ Schedule 13D with respect to International Royalty Corporation, a corporation incorporated under the laws of Canada (the “Issuer”), which was originally filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on March 31, 2009 (the “Initial Schedule 13D”).

Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the same meanings as set forth in the Initial Schedule 13D.  Except as specifically amended hereby, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D.

Item 4.	Purpose of the Transaction

The Reporting Persons originally acquired common stock of the Issuer for investment purposes.  The Reporting Persons intend to dispose all of their shares of common stock of the Issuer in connection with a transaction between the Issuer and Royal Gold, Inc., a Delaware corporation (“Royal Gold”).  Through such proposed transaction, Royal Gold has agreed to acquire all outstanding shares of the Issuer.  Chris Verbiski (“Verbiski”) has entered into a Voting Agreement with respect to the Reporting Persons’ intended disposal and the proposed transaction. (See Item 6-Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, for a description of the Voting Agreement).

Item 5.	Interest in Securities of the Issuer
	(a)	Not applicable.
	(b)	Not applicable.
	(c)	See Item 6-Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 17, 2009, Verbiski, on behalf of each of the Reporting Persons as beneficial owner of the common stock of the Issuer, entered into a Voting Agreement to support Royal Gold’s proposed acquisition of the Issuer’s stock.  The Voting Agreement includes voting each of the Reporting Persons’ shares and causing the shares to be voted in favor of the proposed acquisition.  In addition, Verbiski agrees not to take certain actions with respect to the Reporting Persons’ shares of the Issuer’s common stock (e.g., sell, option, transfer, pledge, convey, etc. their shares; grant a proxy to a third party; vote against the merger; dissent with respect to the merger; etc.).

Item 7.	Material to be Filed as Exhibits
1. Voting Agreement, dated December 17, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chris Verbiski

December 21, 2009
(Date)

/s/ Chris Verbiski
(Signature)

COORDINATES CAPITAL CORP.

December 21, 2009
(Date)

/s/ Chris Verbiski
(Signature)

Chris Verbiski President & Chief Executive Officer
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)